Insider Report for James Dowhaniuk Data courtesy of the System for Electronic Disclosure by Insiders http://www.sedi.ca/

Transactions sorted by	: Insider
Insider family name	: DOWHANIUK ( Starts with )
Given name	: JAMES ( Starts with )
Transaction Date	: January 7, 2004 - January 8, 2004
Equity securities	: Common Shares

Insider name:	Dowhaniuk, James Wayne
Legend:

O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Transaction ID	Date of	Date of filing	Ownership type	Nature of transaction	Number or	Unit price or	Closing	Insider's
	transaction	YYYY-MM-DD	(and registered		value acquired	exercise	balance	calculated
	YYYY-MM-DD		holder, if		or disposed of	price		balance
			applicable)

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 1 - Issuer

Security designation: Common Shares

158380	2004-01-07	2004-01-07	Direct Ownership:	10 - Acquisition or disposition in the public market	-500	3.3600	84,000
158382	2004-01-07	2004-01-07	Direct Ownership:	10 - Acquisition or disposition in the public market	-9,500	3.3500	75,000

Transaction ID	Date of	Date of filing	Ownership type	Nature of transaction	Number or	Unit price or	Closing	Insider's
	transaction	YYYY-MM-DD	(and registered		value acquired	exercise	balance	calculated
	YYYY-MM-DD		holder, if		or disposed of	price		balance
applicable)

159350	2004-01-08	2004-01-08	Direct Ownership:	10 - Acquisition or disposition in the public market	-10,000	3.3500	65,000